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                                  Exhibit 16.1

January 16, 2003


Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.   20549


Dear Sirs/Madams:

We have read Item 4 of BayCorp Holdings, Ltd.'s Form 8-K dated January 16, 2003, and have the following comments:

1. We agree with the statements made in the first two sentences in the first paragraph, the first two sentences and the last sentence in the second paragraph, the first, fourth, fifth,sixth and seventh sentences in the third paragraph, and all of the fourth paragraph.

2. We have no basis on which to agree or disagree with the statements made in the third and fourth sentences of the first paragraph, the third and fourth sentences in the second paragraph, the second, third, eighth, ninth, and tenth sentences in the third paragraph, all of the fifth paragraph, and all of the sixth paragraph.

Yours truly,


Deloitte & Touche LLP
Boston, Massachusetts